Filed pursuant to Rule 253(g)(2)

File No. 024-11584

OFFERING CIRCULAR

SUPPLEMENT NO. 3 DATED OCTOBER 25, 2022

TO POST-QUALIFICATION OFFERING CIRCULAR AMENDMENT NO. 25

DATED SEPTEMBER 12, 2022

RSE COLLECTION, LLC

This Supplement No. 3 dated October 25, 2022, supplements the Post-Qualification Offering Circular Amendment No. 25 of RSE Collection, LLC (the “Company”) dated September 12, 2022, which forms a part of the offering statement on Form 1-A initially qualified by the U.S. Securities and Exchange Commission on November 15, 2021, as may be further amended and supplemented (the “Offering Circular”).  This Supplement No. 3 should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein), as supplemented by that certain Supplement No. 1 dated September 19, 2022, and that certain Supplement No. 2 dated October 14, 2022.  Unless otherwise defined in this Supplement No. 3, capitalized terms used in this Supplement No. 3 shall have the same meaning as set forth in the Offering Circular.

The purpose of this Supplement No. 3 is solely to add additional detail to the Asset Description for the Underlying Asset of Series #BOBAPROTO.

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DESCRIPTION OF SERIES 1979 KENNER STAR WARS BOBA FETT PROTOTYPE ACTION FIGURE

Investment Overview

•Upon completion of the Series #BOBAPROTO Offering, Series #BOBAPROTO will purchase a 1979 Kenner Star Wars Boba Fett Rocket-Firing L-Slot Prototype Action Figure graded AFA 80 for Series #BOBAPROTO (The “Series 1979 Kenner Star Wars Boba Fett Prototype Action Figure” or the “Underlying Asset” with respect to Series #BOBAPROTO, as applicable), the specifications of which are set forth below.

•Star Wars is a series of films created by George Lucas that has spawned a wide-spanning industry since its debut in 1977, including ongoing films and TV shows, merchandise, trading cards, toys, and video games. The New York Times called Star Wars a “cultural behemoth.”

•Kenner Products was founded in 1947 by Albert, Phillip, and Joseph Kenner. The company would go on to produce toys such as the Easy-Bake Oven and Star Wars action figures.

•The Underlying Asset is a 1979 Kenner Star Wars Boba Fett Rocket-Firing L-Slot Prototype Action Figure graded AFA 80.

Asset Description

Overview & Authentication

•The first Star Wars film was released on May 25, 1977 (later retitled “Star Wars: Episode IV — A New Hope”). Directed by George Lucas, the “Space Opera” grossed an estimated $775,398,007 at the worldwide box office.

•Following the debut hit, the franchise has since released a total of 11 films, with “Star Wars: Episode IX — The Rise of Skywalker” arriving in theatres on December 20, 2019.

•The Walt Disney corporation announced they agreed to acquire Lucasfilm Ltd. on October 30, 2012. Through this deal Disney acquired ownership of Star Wars and associated businesses in film, consumer products, animation, and more.

•After the success of the Star Wars film in 1977, Kenner signed a licensing deal to produce Star Wars toys. According to Cincinnati.com, other toy companies turned down the deal because at the time toy companies generally produced toys related to TV shows due to the longer exposure period but not movies.

•A Kenner designer named Jim Swearingen “recalled reading the ‘Star Wars’ script and telling his bosses they had to do these toys.”

•Since Kenner knew they wanted to produce toys of the spaceships from Star Wars, they scaled down the figures from the common 8 or 12 inches to 3.75 inches. This became “the new industry standard.”

•In the fall of 1977, Kenner produced puzzles and a board game, but the action figures would take a year to produce and would not meet the holiday deadline. According to Cincinnati.com: “…they tried a bit of innovative marketing. Kenner whipped up a cardboard stand and an “Early Bird Certificate Package” that promised delivery of the first four figures (Luke Skywalker, Princess Leia, Chewbacca and R2-D2) when they were available the next year. The company essentially sold parents an empty box, an I.O.U., to put under the tree on Christmas morning.”

•Kenner’s Star Wars action figures were added to the National Toy Hall of Fame in 2012.

•According to Vintage Action Figures: “Of all the Star Wars action figures that have come out, probably the most surprisingly successful one was Boba Fett Star Wars action figure. He made his official debut in “The Empire Strikes Back” and was an immediate hit.  George Lucas didn’t realize how many fans liked him and his subsequent screen presence was cut in the final episode “Return of the Jedi”. That being said, Boba Fett made his toy room appearance in 1980 as part of the 21 Back group and was almost impossible to find on shelves.”

•After a young child died (and 17 children were injured) as a result of the missile accessory on the Battlestar Galactica toy, Mattell announced that they would recall the toy in February 1979. In a February 1979 article, the Palm Beach Post wrote that in order to incentivize the return of the toys, of which 2 million units had been sold, Mattel “announced they will give one “Hot Wheels” car free to those parents or children who return the 1 2/4-inch red missiles to the company.”

•According to The Star Wars Collectors Archive: The “L-Slot” version of the Boba Fett Rocket Firing Prototype was developed in 1979, featuring a “rounded, conical tip” and a “mechanism could be triggered by a slight sideways tap so it was redesigned to prevent accidental firing.”

•According to The Star Wars Collectors Archive: “Contrary to some old memories, no rocket-firing Boba Fett figures were ever released to the public and all known examples are prototypes that can be traced to Kenner employee origins. After weeks of waiting children across the country, who previously had no idea about the Mattel problems, would finally have their day at the mailbox. However, when they opened the little white mailer box their excitement quickly turned to disappointment as they read the notice explaining that the rocket-launching feature they were so eager to try out had been removed for safety reasons. They just got a bland figure with a fixed rocket that looked nothing like the one they sent away for.”

•According to "The History of Kenner’s Rocket Firing Boba Fett," it’s estimated that there are around 70 L-Slot prototypes in existence.

•The Underlying Asset has been issued a grade of AFA NM 80 by Action Figure Authority (AFA) with Certification No. 11847308.

Notable Features

•The Underlying Asset is a 1979 Kenner Star Wars Boba Fett Rocket-Firing L-Slot Prototype Action Figure graded AFA 80.

•The rocket-firing Boba Fett action figure was supposed to be released as part of a 1980 collection timed with the second film of the series, The Empire Strikes Back.

•Approximately 100 prototype examples were sent to Hong Kong for testing, but the toy was ultimately never mass-produced due to purported safety and quality concerns regarding the rocket-firing mechanism.

•According to market research firm, Market Decipher, the collectible toy market is projected to grow from $12.5B in 2021 to $35.6B in 2032, which represents a +186% increase. Market Decipher is a third-party source and independently generates value estimates and market analysis. We cannot make any determination or representation that any of the analysis or data provided by Market Decipher is useful in determining the value of the asset or collectible toy market.

•The Underlying Asset is one of fifteen examples graded by AFA. In addition, the Underlying Asset is one of two graded AFA 80.

•AFA has three tiers of grading with numerous sub-designations. The Silver Level consists of grades from 75 EX+/NM to 85 NM+. According to public sales records, there have been seven publicly available sales of a Boba Fett Rocket-Firing Prototype with a L-Slot (shown below). Third party transaction data is sourced from publicly available third-party websites, and there is no guarantee as to the veracity of the information, and we cannot confirm that the transaction occurred. Additionally, past transaction data is not intended to indicate past or expected performance of any security.

Date	Value	Grade	Source
03/15/2018	$86,383.47	AFA 85	Hake’s
07/11/2019	$112,926.00	AFA 85	Hake’s
03/05/2020	$87,500.00	AFA 85	Propstore Auction
09/24/2020	$62,239.24	AFA 80+	Hake’s
06/30/2021	$165,200.00	AFA 85	Hake’s
06/02/2022	$236,000.00	AFA 80+	Hake’s
07/27/2022	$136,290.00	AFA 85	Hake’s

•Using the $236,000 sale on 06/02/2022 and the $136,290 sale on 07/27/2022, we calculated an average 2022 sale price for Boba Fett prototype figures with a L-slot rocket-firing mechanism with an AFA Silver Level grade of $186,145. This average calculation was used by adding the sum of the two 2022 sales ($236,000 + $136,290) and dividing by two. We cannot make any representation or prediction that this calculated average sale price is useful or accurate in determining the value of the Underlying Asset, and you are urged not to place undue reliance on this data or methodology. Third party transaction data, like shown above, is sourced from publicly available third-party websites, and there is no guarantee as to the veracity of the information, and we cannot confirm that the transaction occurred. Additionally, the two sales used for this calculation are the same variant as the Underlying Asset, and are both considered “Silver

Level” by the grading company AFA, but do have different grades (AFA 80+ and AFA 85). While AFA considers these two grades both “Silver Level,” we cannot make any representation or prediction that this analysis is useful or accurate in determining the value of the Underlying Asset, and you are urged not to place undue reliance on this methodology.

•An AFA 80+-graded example of the 1979 Kenner Boba Fett prototype with an L-slot rocket-firing mechanism current holds the record for the most expensive Star Wars toy ever sold based on its sale for $236,000 at Hake’s on June 2, 2022. Third party transaction data, like this sale, is sourced from publicly available third-party websites, and there is no guarantee as to the veracity of the information, and we cannot confirm that the transaction occurred.

•According to a research paper titled “LEGO – The Toy of Smart Investors,” written by Victoria Dobrynskaya, PhD in Finance from London School of Economics and Political Science, Lego sets yielded an average return of at least 11% during the period 1987-2015. Additionally, the paper stated that Star Wars-themed sets had an average return of 17.29% from 1999-2014. This research paper is a third-party source and independently generated market analysis. We cannot make any determination or representation that any of the analysis or data provided by this report is useful in determining the value of the asset or collectible toy market.

•According to The Daily Beast, Star Wars Box Office revenue totaled approximately $7 billion and Star Wars merchandise revenue totaled approximately $14 billion as of 2018.

•According to ABC News, “[r]ocket-firing Boba Fett has attained a mythic, unicorn-like status in the galaxy of Star Wars collectibles.”

Notable Defects

•The Underlying Asset’s condition is consistent with its condition grade from AFA.

Details

Series 1979 Kenner Star Wars Boba Fett Prototype Action Figure
Action Figure	Boba Fett
Manufacturer	Kenner
Prototype	Rocket-Firing
Variant	L-Slot
Year	1979
Memorabilia Type	Action Figure
Authentication	Action Figure Authority (AFA)
Grade	80
Rarity	1 of 2 (AFA 80)
Certification No.	11847308

Depreciation

The Company treats Collectible Assets as collectible and therefore will not depreciate or amortize the Series 1979 Kenner Star Wars Boba Fett Prototype Action Figure going forward.